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                                                                       EXHIBIT 5

FOR IMMEDIATE RELEASE                             FOR MORE INFORMATION,
                                                  CONTACT:
FIX-CORP INTERNATIONAL, INC.                      Mark P. Hershhorn 610-892-9771
[OTC:BB:FIXC]                                     James L. Trichon 215-851-8830


              FIX-CORP INTERNATIONAL GETS APPROVAL FROM BANKRUPTCY
               COURT FOR NEW DIRECTOR, OFFICERS AND NEW FINANCING


Heath, Ohio, April 27, 1999 - On Friday, April 23, 1999, the United States Bankruptcy Court for the Southern District of Ohio approved Fix-Corp International, Inc.'s board of directors' decision to enter into an agreement with the Philadelphia-based management consulting firm of Hershhorn & Trichon, LLC ("H & T"). Pursuant to the agreement, the Company elected Mark P. Hershhorn as a director and the Chief Executive Officer and Chairman of the Board of the Company. Mr. Hershhorn will replace S. Darwin Noll as a director, who resigned effective as of March 12, 1999. Along with the appointment of Mr. Hershhorn, James L. Trichon was named Executive Vice President and Constantinos I Costalas was named Chief Operating Officer of the Company.

Mr. Hershhorn, age 49, is also the Chairman and Chief Executive Officer of CKS & Associates, a management consulting firm as well as the President of H & T. Mr. Hershhorn has also served as President and Chief Executive Officer and Director of National Media Corporation (a NYSE company), and Chairman of National Media's International subsidiary, Quatum International Limited. Prior to that, Mr. Hershhorn served as President and Chief Operating Officer of Buckeye Communications, Inc.

Mr. Trichon, age 54, also serves as the President and Chief Executive Officer of Triam, Inc., a contract management, consulting and business development firm. He is also a partner of H and T.

Mr. Costalas, age 63, served as Vice Chairman and Chief Operating Officer of National Media Corporation from 1994 until January 1999. Prior to that, he served as Chairman of the Board, President, arid Chief Executive Officer of Glendale Bancorporation, a commercial bank.

H & T entered into the employment agreement with the Company for a three year term ending on March 31, 2002. renewable for successive one year terms. Under the agreement, H & T will be paid a base annual wage of $450,000 plus certain benefits and incentive compensation under a plan to be established by the Board (including an option to be granted to purchase 2,000,000 shares of the Company's Common Stock for a cost of $.56 per share).

The Bankruptcy Court also issued an order authorizing the rejection of the Company's employment contract with Mark Fixler, the company's founder, a current director, and its Chief Executive Officer. Mr. Fixler further agreed that he had no claim for damages against the Company arising from the rejection of his employment contract and waived the $2 million severance benefit, health insurance, and automobile allowance provided for in his employment contract. Additionally, Mr. Fixler's
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annual salary was reduced from $300,000 to $150,000 through December 31, 1999.
Mr. Fixler, in June 1998, canceled an option to purchase four million shares of the Company's stock. Mr. Fixler will continue to be bound by the noncompetition and confidential information provisions of his employment agreement.

The Bankruptcy Court also issued an order authorizing post-petition financing by the Company and its subsidiaries. Such financing is conditioned upon the Company's immediately commencing discussions with Chatham Partners, Inc. ("Chatham") with respect to the validity of a judgment of approximately $4,474,000 Chatham obtained against the Company in New York state court. The subject judgment, which caused the Company to seek protection under the Bankruptcy Code, arose from a disputed December 1996 agreement pursuant to which Chatham was to act as the Company's exclusive financial advisor and placement agent for a private placement of ut to $5 million of debt securities.

Fix-Corp International, Inc. is an international environmental-based recycler of post-consumer high density polyethylene (HDPE) and producer of recycled post-consumer plastic resin pellets for use in the manufacture of injection molded plastic products through its wholly-owned subsidiary, Fixcor Industries, Inc. In addition, the Company through its Pallet Technology, Inc. subsidiary, manufactures high-performance plastic for the industrial marketplace. The Company is also under a worldwide licensing agreement with Allied Signal to reclaim and recycle both oil and plastic from post-consumer HDPE motor oil containers through its wholly owned subsidiary Fixcor Recovery Systems, Inc. The Company is based in Heath, Ohio and can be be found on the World Wide Web as www.fix-corp.com.

Certain statements contained in this release, including, without limitation, statements containing the words "believes," "anticipates," "expects" or word of similar import, constitute "forward looking statements" without the meaning of the Privates Securities Litigation Reform Act of 1995. Such forward looking statements involve unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such factors include, among others, the possibility that settlement discussions with Chatham Partners, Inc. may fail. Given these uncertainties, readers of the release and investors are cautioned not to place undue reliance on such forward looking statements. The Company disclaims any obligation to update such factors or to publicly announce the result of any revisions to any forward looking statements contained herein to reflect future events or developments.